DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
luis.martos@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

SUPPL

File No. 82-4939

October 29, 2007

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

07027725

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 29 2007
WASH. D.C.
209

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant Disclosure informing of the distribution of an interim dividend out of 2007 income
- Significant Disclosure informing of a remuneration program for executives

PROCESSED
NOV 07 2007
THOMSON FINANCIAL

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

In accordance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

On 25 October 2006, the Company's Board of Directors approved a remuneration programme for executives involving the delivery of stock options with the following characteristics:

Object: Options on shares of Grupo Ferrovial, S.A. The maximum number of options will be 2,000,000, representing 1.43% of capital stock.

- The **beneficiaries** of the programme are executives and staff members of a similar status who are not members of the Management Committee and do not report to the delegate bodies of the Board of Directors.

Parity: Each option gives the right to buy one share.

Strike price: The strike price will be set on the basis of the share price, i.e. the arithmetic mean of the weighted share prices in the twenty stock market sessions prior to the date on which the options are granted. Beneficiaries must pay a **premium** per option, which will be determined on the basis of the option strike price that is finally set.

It is expected that the option **grant date** will be at the end of the forthcoming month of November.

Vesting period of three years **and** exercise period of five years from the vesting date, provided that certain ratios of EBITDA to net productive assets are attained.

Solely in order to offset future appreciation in the value of the Company's shares included in this programme, a hedge will be arranged with a financial institution, which will be settled by differences. This hedge will not involve the transfer of own shares.

Madrid, 26 October 2007

José María Pérez Tremps
Director and Secretary of Grupo Ferrovial, S.A.

In accordance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

This company's Board of Directors resolved on 25 October 2007, in accordance with the provisions of article 216 of the Consolidated Text of the Spanish Corporations Law (*Texto Refundido de la Ley de Sociedades Anónimas*), to distribute an interim dividend out of 2007 income for the amount of 38 euro cent gross per share.

That amount will be paid on 15 November 2007.

Madrid, 26 October 2007

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

END